UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SCHLUMBERGER N.V.

(SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

42 rue Saint-Dominique
Paris, France	75007

5599 San Felipe
Houston, Texas, U.S.A.	77056

62 Buckingham Gate
London, United Kingdom	SW1E 6AJ

Parkstraat 83
The Hague, The Netherlands	2514 JG
(Addresses of principal executive offices)	(Zip Codes)

Dianne B. Ralston

Chief Legal Officer and Secretary

(713) 513-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Not applicable.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuer

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 2.01 – SLB Reports on Payments to Governments for the year ended December 31, 2024.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SCHLUMBERGER LIMITED

/s/ Dianne Ralston
Dianne Ralston
Chief Legal Officer and Secretary

Date: August 18, 2025